Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the shares of common stock, par value $0.0001 per share, of Xynomic Pharmaceuticals Holdings, Inc. shall be filed on behalf of the undersigned.

Date: June 6, 2019

Bison Capital Holding Company Limited

	By:	/s/ Peixin Xu
	Name:	Peixin Xu
	Title:	Director

	By:	/s/ Peixin Xu
	Name:	Peixin Xu

	By:	/s/ Fengyun Jiang
	Name:	Fengyun Jiang